SYDNEY, Australia, January 7, 2025 (GLOBE NEWSWIRE) -- IREN Limited (NASDAQ: IREN) (together with its subsidiaries, “IREN” or “the Company”), today published its monthly update for December 2024. December Highlights Bitcoin Mining  3,984 Bitcoin mined in 2024  529 Bitcoin mined in Dec  $40m hardware profit in Dec1  50 EH/s on-track for H1 2025 AI / HPC  1,896 NVIDIA H100 & H200 GPUs  Advancing negotiations for other AI / HPC opportunities Data Centers Corporate  510MW operating at month-end  810MW on-track for H1 2025 31 EH/s year-end target achieved (original target of 20 EH/s), highlight video here Key Metrics Dec-24 Nov-24 Oct-24* Bitcoin Mining2 Average operating hashrate 28.1 EH/s 19.7 EH/s 19.9 EH/s Bitcoin mined 529 BTC 379 BTC 439 BTC Revenue (per Bitcoin) $98,524 $86,065 $64,165 Electricity cost (per Bitcoin) ($22,799) ($22,575) ($18,896)* Mining revenue $52.1m $32.6m $28.2m Electricity costs3 ($12.1m) ($8.6m) ($8.3m)* Hardware profit $40.1m $24.1m $19.9m Hardware profit margin4 77% 74% 71% AI Cloud Services AI Cloud Services revenue $0.8m $0.9m $1.0m Electricity costs3 ($0.02m) ($0.03m) ($0.03m) Hardware profit $0.8m $0.9m $0.9m Hardware profit margin4 98% 97% 97% *Revision of Oct-24 electricity cost per Bitcoin from $20,834 to $18,896 reflects restatement of Childress net electricity cost from 3.06 c/kWh to 2.42 c/kWh based on Congestion Revenue Rights credits received after Oct-24 month-end. December 2024 Monthly Update

Monthly Update 2 2024 Key Achievements  Substantial hashrate growth: 450% increase in mining capacity from 5.6 EH/s to 31 EH/s  Best-in-class efficiency: 15 J/TH nameplate fleet efficiency  Data center expansion: 17x expansion at Childress from 20MW to 350MW  Accelerated 1.4GW Sweetwater site: energization brought forward from October 2026 to April 2026  Established AI Cloud Services business: 1,896 NVIDIA H100 & H200 GPUs, servicing multiple customers  Convertible notes: completed $440m oversubscribed and upsized offering  Transition to spot pricing: 2.8 c/kWh Childress power price since transition to spot pricing3 Bitcoin Mining Record revenue and hardware profit  Operating hashrate averaged 28.1 EH/s (expansion to 31 EH/s installed capacity achieved towards end of month)  Revenue increased by 60% to record $52.1m, driven by ramp-up in operating hashrate and higher Bitcoin prices  Unit economics of 77% hardware profit margin, with hardware profit of $40m4  Spot pricing at Childress continued to deliver low power prices (3.2 c/kWh in Dec)3 31 EH/s installed, 50 EH/s in H1 2025  500+ team delivering single-site expansion at Childress  Exercised 19 EH/s of miner purchase options into a combination of S21 Pro and S21 XP miners for expansion to 50 EH/s AI / HPC CCO Kent Draper presenting at NeurIPS Conference, Vancouver (Dec-24) AI Cloud Services  1,896 NVIDIA H100 & H200 GPUs installed  Contracting of H200 cluster ongoing Other  Negotiating with parties on additional AI monetization opportunities  Installing liquid cooling at Childress and Prince George to support NVIDIA Blackwell GPUs Current H1 2025 Installed Miner Options 31 EH/s 15 J/TH 50 EH/s 15 J/TH

Monthly Update 3 Data Center Capacity (MW) Capacity (EH/s)5 Timing Status Canal Flats (BC, Canada) 30 1.6 Complete Operating Mackenzie (BC, Canada) 80 5.2 Complete Operating Prince George (BC, Canada) 50 3.0 Complete Operating Childress (Texas, USA) 350 21.1 Complete Operating Total Operating 510 31 Childress Phase 4 - 5 (Texas, USA) 300 19 H1 2025 Under construction Childress Phase 6 (Texas, USA) 100 2025 Under construction Total Operating & Construction 910 50 Sweetwater (Texas, USA) 1,400 April 2026 Connection underway Additional Pipeline >1,000 Development Total >3,000 Data Centers Childress Phases 1 - 3 (Dec-24) Childress Phases 4 - 5 (Dec-24) Childress Phase 3 complete (150MW)  6 x 25MW data center buildings now complete, energized and hashing  Childress operating capacity increased to 350MW Childress Phase 4 & 5 update (+300MW)  Civil works, data center construction and electrical installation progressing  Key electrical equipment secured  Site teams and processes in place to sustain cadence of constructing ~50MW of data centers per month  Supports expansion to 50 EH/s in H1 2025 1.4GW Sweetwater site  Procurement underway to support IREN-owned 1.4GW substation energization by April 2026  Construction planning for multiple pathways

Monthly Update 4 Corporate NeurIPS Conference, Vancouver (Dec-24) 31 EH/s target achieved  Installed self-mining capacity increased to 31 EH/s during the month following completion of Childress Phase 3  Global portfolio now consists of 510MW of operating data centers  Watch the highlight video here Upcoming events  Needham Growth Conference, New York (Jan 14 - 15, 2025) Assumptions and Notes 1. Hardware profit is calculated as revenue less electricity costs. 2. Bitcoin and Bitcoin mined in this investor update are presented in accordance with our revenue recognition policy which is determined on a Bitcoin received basis (post deduction of mining pool fees). 3. Electricity costs are presented on a net basis and calculated as IFRS electricity charges, ERS revenue (included in other income) and ERS fees (included in other operating expenses). Childress power price since transition to spot pricing calculated on a monthly average basis. Figures are based on current internal estimates and exclude REC purchases. 4. Hardware profit margin for Bitcoin mining and AI Cloud Services is calculated as revenue less electricity costs, divided by revenue (for each respective revenue stream) and excludes all other costs. 5. Capacity to be installed comprises Bitmain S21 Pro and S21 XP miners. Contacts Media Jon Snowball Sodali & Co +61 477 946 068 Megan Boles Aircover Communications +1 562 537 7131 Investors Lincoln Tan IREN +61 407 423 395 lincoln.tan@iren.com To keep updated on IREN’s news releases and SEC filings, please subscribe to email alerts at https://iren.com/investor/ir-resources/email-alerts.

Monthly Update 5 Forward-Looking Statements This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; IREN’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and to diversify and expand into the market for high performance computing (“HPC”) solutions it may offer (including the market for AI Cloud Services); IREN’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions (including AI Cloud Services); expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any current and future HPC solutions (including AI Cloud Services) that IREN offers; IREN’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into markets for HPC solutions (including AI Cloud Services); IREN’s ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of its HPC solutions (including AI Cloud Services) and other counterparties; the risk that any current or future customers, including customers of its HPC solutions (including AI Cloud Services), or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; IREN’s ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; IREN’s reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and its ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN’s miner hardware achieved compared to the nameplate performance including hashrate; IREN’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN’s facilities; IREN’s ability to secure additional hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services) it offers, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including any current or future HPC solutions (including AI Cloud Services) IREN offers); delays, increases in costs or reductions in the supply of equipment used in IREN’s operations; IREN’s ability to operate in an evolving regulatory environment; IREN’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN’s infrastructure compared to expectations; malicious attacks on IREN’s property, infrastructure or IT systems; IREN’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN’s ability to obtain, maintain, protect and enforce its intellectual property rights and confidential information; any intellectual property infringement and product liability claims; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them to, or at all; any pending or future acquisitions, dispositions, joint ventures or other strategic transactions; the occurrence of

Monthly Update 6 any environmental, health and safety incidents at IREN’s sites, and any material costs relating to environmental, health and safety requirements or liabilities; damage to IREN’s property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating to the default by two of IREN’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN's failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of IREN's compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services it offers, including laws and regulations related to data privacy, cybersecurity and the storage, use or processing of information and consumer laws; IREN’s ability to attract, motivate and retain senior management and qualified employees; increased risks to IREN’s global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect IREN’s business, financial condition and results of operations; public health crises, including an outbreak of an infectious disease (such as COVID-19) and any governmental or industry measures taken in response; IREN’s ability to remain competitive in dynamic and rapidly evolving industries; damage to IREN’s brand and reputation; expectations relating to Environmental, Social or Governance issues or reporting; the costs of being a public company; the increased regulatory and compliance costs of IREN ceasing to be a foreign private issuer and an emerging growth company, as a result of which it will be required, among other things, to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC commencing with its next financial year, and it will also be required to prepare its financial statements in accordance with U.S. GAAP rather than IFRS and to modify certain of its policies to comply with corporate governance practices required of a U.S. domestic issuer; and other important factors discussed under the caption “Risk Factors” in IREN’s annual report on Form 20-F filed with the SEC on August 28, 2024 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of IREN’s website at https://investors.iren.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that IREN makes in this investor update speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise. Preliminary Financial Information The preliminary financial information included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update. Non-IFRS Financial Measures This investor update includes non-IFRS financial measures, including electricity costs (presented on a net basis) and hardware profit. We provide these measures in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of non-IFRS financial measures. For example, other companies, including companies in our industry, may calculate these measures differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance. Electricity costs are calculated as our IFRS Electricity charges, ERS revenue (included in Other income) and ERS fees (included in Other operating expenses), and excludes the cost of RECs. Illustrative Annualized Hardware Profit is calculated as illustrative revenue less assumed electricity costs (excludes all other site, overhead and REC costs).